Filed Pursuant to Rule 424(b)(5)
Registration Number 333-52732

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 16, 2001

$150,000,000

Standard Pacific Corp.

9 1/4%Senior Subordinated Notes due 2012

We will pay interest on the notes each April 15 and October 15. The first interest payment will be made on October 15, 2002. The notes will mature on April 15, 2012.

We may, at our option, redeem the notes in whole or in part from time to time, at the redemption prices determined as described under “Description of Notes–Optional Redemption.”

The notes are unsecured and rank junior in right of payment to all our senior indebtedness. The notes will also be effectively subordinated to all liabilities of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” on page S-6.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Standard Pacific
Per Note	99.20%	1.225%	97.975%
Total	$148,800,000	$1,837,500	$146,962,500

Delivery of the notes in book-entry form only will be made on or about April 15, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book Running Managers

Credit Suisse First Boston      Banc of America Securities LLC      Salomon Smith Barney

Co-Manager

Banc One Capital Markets, Inc.

The date of this prospectus supplement is April 10, 2002.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

OFFERING SUMMARY

This is only a summary of the offering. It may not contain all of the information that may be important to you. To fully understand the investment you are contemplating, you should read this prospectus supplement, the prospectus and the detailed information incorporated into them by reference before you decide to make an investment. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and subsidiaries.

THE COMPANY

Our Business

We are a leading geographically diversified builder of high quality single-family homes designed to appeal to a broad range of move-up home buyers. We have operations throughout the major metropolitan areas in California, Texas, Arizona and Colorado. In California, we have over 35 years of operating experience and currently sell homes in Los Angeles, Orange, Riverside, San Bernardino, San Diego and Ventura Counties in Southern California, and the San Francisco Bay area in Northern California. We have been building homes in Texas for over 20 years, with established operations in Dallas, Houston and Austin. In 1998, we entered the Phoenix, Arizona market through the acquisition of an ongoing homebuilding operation and, in August 2000 we entered the Denver, Colorado market through the acquisition of The Writer Corporation. In 2001, approximately 51%, 15%, 25% and 9% of our home deliveries (including unconsolidated joint ventures) were in California, Texas, Arizona and Colorado, respectively. As noted below, we plan to further our geographic expansion by entering the Florida market.

In addition to our core homebuilding operations, we also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures, Family Lending Services, SPH Mortgage, WRT Financial and SPH Title.

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

Recent Developments

On April 6, 2002, we executed a definitive agreement with Newmark Homes Corp., for the acquisition of all of the stock of Westbrooke Acquisition Corp., a wholly-owned subsidiary of Newmark, for a total of approximately $41 million in cash (subject to adjustment for changes in stockholders’ equity from December 31, 2001 to the closing date). We will also repay approximately $54 million in indebtedness of Westbrooke. Westbrooke is a longtime homebuilder in the Miami, Florida metropolitan area. For the year ended December 31, 2001, Westbrooke had revenues of $206 million and delivered 919 new homes. Subject to the satisfaction of the conditions to closing set forth in the acquisition agreement, we expect to complete this transaction this month.

On April 4, 2002, we entered into a non-binding letter of intent to acquire Colony Homes for a proposed purchase price of approximately $29 million, which includes our payment of all existing indebtedness of Colony Homes upon the closing of the acquisition. The acquisition consideration will be payable in a combination of cash and our common stock. Colony Homes has been in business since 1991 in the Orlando, Florida metropolitan area and currently owns or controls over 2,300 buildable lots. For the year ended December 31, 2001, Colony Homes had revenues of $42 million and delivered 388 new homes. Consummation of the transaction under the non-binding letter of intent is subject to customary conditions, including execution of a definitive acquisition agreement and satisfactory completion of our due diligence examination.

We can give no assurance that these transactions will be completed within the periods we expect, if at all.

THE OFFERING

Securities Offered
$150 million aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2012. Interest will accrue from April 15, 2002 and will be payable semi-annually on each April 15 and October 15, commencing October 15, 2002.

Optional Redemption
We may, at our option, redeem the notes in whole or in part from time to time, at the redemption price determined as described in the section “Description of Notes” under the heading “Optional Redemption.”

Change of Control
Upon a change of control as described in the section “Description of Notes,” you will have the right to require us to repurchase some or all of your notes at 101% of the principal amount, plus accrued interest to the date of repurchase. We cannot assure you that, upon a change of control, we will have sufficient funds to repurchase any of your notes.

Additional Offer to Purchase
Under certain circumstances, we may be required to make an offer to purchase a portion of the notes in the event of certain asset sales. For more details, see the section “Description of Notes” under the heading “Certain Covenants—Limitation on Asset Sales.”

Ranking
These notes are our general senior subordinated obligations and will not be secured by any collateral. Your right to payment under these notes will be:
•junior to the rights of creditors under our existing and future senior debt, including borrowings under our revolving credit facility and our outstanding senior notes;
•equal with the rights of other holders of the notes and with the rights of creditors under our other unsecured subordinated debt, if any; and
•senior to the rights of creditors under those debts, if any, expressly subordinated to the notes.
At December 31, 2001 and March 31, 2002, assuming we had completed this offering on those dates, we would have had approximately $642.7 million and $622.6 million, respectively, of debt outstanding (including these notes, but excluding indebtedness relating to our mortgage banking operations), $493.9 million and $473.8 million, respectively, of which would have been senior to the notes. In addition, we plan to fund the purchase price for the Westbrooke acquisition and a substantial portion of the purchase price for the Colony Homes acquisition with borrowings under our revolving credit facility, which will also be senior to the notes.

The notes will also be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. At December 31, 2001, the liabilities of our subsidiaries totaled approximately $31.1 million (excluding indebtedness relating to our mortgage banking operations).

Certain Covenants
We will issue the notes under an indenture. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:
•borrow money;
•pay dividends on or repurchase our capital stock;

• make distributions;

• make investments in subsidiaries that are not restricted;

• incur certain liens;

• merge with or into other companies; and

• enter into certain kinds of transactions with our affiliates.

For more details, see the section “Description of Notes” under the heading “Certain Covenants.”

Use of Proceeds
We intend to use the net proceeds from this offering to repay outstanding indebtedness under our unsecured revolving credit facility which may include amounts drawn down to fund the acquisition of Westbrooke. For more details, see the section “Use of Proceeds” and “Summary—Recent Developments.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following summary consolidated financial information for the three years ended December 31, 2001 is derived from our audited consolidated financial statements.

	Year Ended December 31,
	2001	2000	1999
	($ in thousands, except average selling prices)
Income Statement Data
Homebuilding:
Revenues	$1,375,610	$1,317,995	$1,198,831
Cost of sales	1,091,484	1,057,827	986,793

Gross margin	284,126	260,168	212,038

Selling, general and administrative expenses	124,468	105,141	99,971
Income from unconsolidated joint ventures	26,675	16,478	6,201
Interest expense	4,158	3,599	1,519
Amortization of goodwill	2,342	2,100	1,979
Other income (expense)	152	167	(712)

Homebuilding pretax income	179,985	165,973	114,058

Financial Services:
Revenues	8,851	3,410	2,257
Expenses	6,443	4,265	3,140
Income from unconsolidated joint ventures	1,713	718	783
Other income	370	311	105

Financial services pretax income	4,491	174	5

Income from continuing operations before income taxes	184,476	166,147	114,063
Provision for income taxes	(73,411)	(66,005)	(46,492)

Income from continuing operations	111,065	100,142	67,571
Loss from discontinued operations, net of income taxes(1)	—	—	(159)
Gain on disposal of discontinued operations, net of income taxes(1)	—	—	618

Net income	$111,065	$100,142	$68,030

Ratio of earnings to fixed charges(2)	4.7x	4.9x	4.1x

Selected Operating Data
New homes delivered:
Southern California	1,325	1,367	1,173
Northern California	600	865	1,020

Total California	1,925	2,232	2,193

Texas	645	546	459
Arizona	1,067	797	802
Colorado	380	141	—

Consolidated total	4,017	3,716	3,454
Unconsolidated joint ventures (California)	294	155	18

Total	4,311	3,871	3,472

Average selling price:
California deliveries (excluding joint ventures)	$457,777	$443,371	$436,285
Texas deliveries	$291,727	$287,221	$239,930
Arizona deliveries	$172,694	$164,207	$159,958
Colorado deliveries	$315,927	$271,909	$—
Consolidated deliveries (excluding joint ventures)	$341,972	$354,047	$346,030
Unconsolidated joint venture deliveries (California)	$537,063	$553,550	$484,650
Total deliveries (including joint ventures)	$355,277	$362,035	$346,749

Net new orders(3)(4):
Southern California	1,469	1,439	1,138
Northern California	392	967	946

Total California	1,861	2,406	2,084

Texas	551	661	466
Arizona	1,176	887	761
Colorado	310	140	—

Consolidated total	3,898	4,094	3,311
Unconsolidated joint ventures (California)	268	156	64

Total	4,166	4,250	3,375

Backlog at period end (in units)(4)	1,397	1,542	1,014
Backlog at period end (estimated dollar value)(4)	$445,407	$542,693	$326,101

	Year Ended December 31,
	2001	2000	1999
	($ in thousands)
Other Data
Gross margin percentage	20.7%	19.7%	17.7%
EBITDA(5)	$238,290	$197,887	$147,011
EBITDA margin percentage	17.3%	15.0%	12.3%
Interest incurred(6)	$49,478	$39,627	$35,151

	At December 31,
	2001	2000	1999
	($ in thousands)
Balance Sheet Data
Inventories	$1,119,055	$843,103	$699,489
Total assets	1,366,301	1,118,786	829,968
Total homebuilding debt	545,274	424,351	325,378
Stockholders’ equity	573,092	486,230	381,885

(1)	In May 1999, we completed the sale of our former savings and loan subsidiary. Accordingly, we have accounted for the savings and loan subsidiary as a discontinued operation.

(2)
For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense. Earnings consist of earnings (including income distributions from unconsolidated joint ventures) before (a) income taxes, (b) interest expensed, (c) amortization of capitalized interest in cost of sales, (d) income from unconsolidated joint ventures, (e) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, (f) discontinued operations and (g) a nonrecurring noncash impairment charge of $5.4 million in 2001 related to the write-down of one homebuilding project in the San Francisco Bay Area to its estimated fair value and a noncash charge of $650,000 in 1999 related to the write down of leasehold improvements.

(3)	The following table sets forth the net new orders for the three months ended March 31, 2002, as compared to the same period for 2001.

	2002	2001
Southern California	668	416
Northern California	233	148

Total California	901	564

Texas	140	167
Arizona	487	343
Colorado	94	110

Total	1,622	1,184

(4)	Orders are typically subject to cancellation and may not result in sales.

(5)
EBITDA means earnings (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) interest expensed, (c) amortization of capitalized interest included in cost of sales, (d) depreciation and amortization, (e) income from unconsolidated joint ventures, (f) discontinued operations and (g) a nonrecurring noncash impairment charge of $5.4 million in 2001 related to the write-down of one homebuilding project in the San Francisco Bay Area to its estimated fair value and a noncash charge of $650,000 in 1999 related to the write-down of leasehold improvements. Other companies may calculate EBITDA differently. EBITDA is a widely accepted financial indicator of a company’s availability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of operating performance or as a measure of liquidity.

(6)	Interest incurred represents interest expensed and interest capitalized into real estate inventories for the applicable periods and excludes interest attributable to discontinued operations.

RISK FACTORS

An investment in these notes involves a high degree of risk. Before purchasing these notes, you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus supplement, the prospectus and the information incorporated by reference in them.

Your right to receive payments under the notes is effectively junior to our existing and future senior indebtedness and the existing and future indebtedness of our subsidiaries.

The notes are subordinated unsecured obligations and therefore will be effectively subordinated to any existing and future senior indebtedness we may incur. Assuming we had completed this offering on March 31, 2002 and after giving effect to the application of the estimated net proceeds of this offering, the notes would have been effectively junior to approximately $473.8 million of senior indebtedness (excluding indebtedness relating to our mortgage banking operations). In addition, we plan to fund the purchase price for the Westbrooke acquisition and a substantial portion of the purchase price for the Colony Homes acquisition with borrowings under our revolving credit facility, which will also be senior to the notes. We will be permitted to incur additional senior indebtedness, subject to limitations under the terms of the indenture. If we file for bankruptcy, liquidate or dissolve our assets would be available to pay obligations in respect of the notes only after we pay all of our senior indebtedness. We may not have sufficient assets remaining to make any payments in respect of the notes. In addition, if we default on our senior indebtedness, we may be prohibited under the terms of the notes from making payments on the notes. See the section “Description of Notes” under the headings “Subordination” and “Certain Covenants—Limitation on Additional Indebtedness.”

Our subsidiaries are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent that we may also have a claim as a creditor. Assuming we had completed this offering on March 31, 2002 and after giving effect to the application of the estimated net proceeds of this offering, the notes would have been effectively junior to approximately $31.1 million of liabilities of our subsidiaries (excluding indebtedness relating to our mortgage banking operations). Our subsidiaries may be permitted to incur substantial additional liabilities in the future under the terms of the indenture.

Our significant amount of debt could harm our financial health and prevent us from fulfilling our obligations under these notes.

We currently have a significant amount of debt. As of December 31, 2001 and March 31, 2002, our total consolidated indebtedness was $545.3 million and $595.2, respectively (excluding indebtedness relating to our mortgage financing operations). In addition, subject to the restrictions in our revolving credit facility and public notes indentures, we may incur additional indebtedness in the future. Our indebtedness could have important consequences such as:

•	limiting our ability to satisfy our obligations with respect to the notes;

•	requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt;

•	limiting our ability to obtain future financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

•	making us more vulnerable to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the homebuilding industry; and

•	putting us at a disadvantage compared to competitors who have less debt.

Our unconsolidated joint ventures also have significant amounts of debt, and will likely incur additional debt. Under credit enhancements which we typically provide with respect to joint venture borrowings, we could be required to make additional investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce these outstanding borrowings. If we were required to make such additional investments in amounts that exceed those permitted under our revolving credit facility or indentures, this could cause a default under the facility or indentures.

An adverse change in economic conditions or interest rates could affect the demand for homes and reduce our earnings.

The homebuilding industry is cyclical. Changes in world, national and local economic conditions affect our business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or outbreak or escalation of armed conflict involving the United States. In particular, declines in consumer confidence or employment levels in our markets or in stock market valuations may adversely affect the demand for homes and could in turn reduce our sales and earnings.

Our customers typically finance their home purchase through lenders providing mortgage financing. Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs, or the decreased availability of financing, to potential homebuyers. Even if some potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could reduce our sales and earnings.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing more money, for the future growth and development of our business or to fund our operations and inventory, particularly in the event of a market downturn. Although we currently have significant availability under our revolving credit facility, this facility contains a borrowing base provision and financial covenants which may limit the amount we can borrow thereunder or from other sources. Moreover, the indentures for the notes and our outstanding public notes contain provisions that may restrict the debt we may incur in the future. The revolving credit facility and the indentures also limit our investments in unconsolidated joint ventures which limits our use of joint ventures as financing vehicles. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial market’s confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the housing sector; and

•	capital market conditions.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could reduce our sales and earnings and adversely impact our financial position.

We depend on the California market. Any adverse change in the economic climate of California could harm our sales and earnings.

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California. Demand for new homes, and in some instances home prices, have declined from time to time in California. During 2001, we experienced a slowdown in our Northern California operations. If this slowdown continues, or if we experience a slowdown in one or more of our other California markets, our earnings and financial position may be negatively impacted.

During 2001, California experienced statewide electrical power shortages. These power shortages resulted in, among other things, rolling blackouts and higher energy prices, and could negatively impact California’s economy and in the longer-term cause some businesses to leave California or otherwise adversely impact employment levels. This could adversely impact the demand for our homes and reduce our sales and earnings.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures which could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to open new home communities and build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could harm our future sales and earnings.

The market value and availability of land may fluctuate significantly, which could limit our ability to develop new communities and decrease the value of our land holdings.

Our success depends in part upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

In addition, the risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to write-down land holdings, write-down our investments in unconsolidated joint ventures, sell homes at a loss and/or hold land in inventory longer than planned. For example, during the fourth quarter of 2001 we recorded a noncash pretax asset impairment charge of $5.4 million. The charge resulted from the write-down of one homebuilding project to its estimated fair value in the San Francisco Bay Area which has experienced slower than anticipated new home sales, increased sales incentives and lower new home selling prices. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

The homebuilding industry is highly competitive and, with more limited resources than some of our current and potential competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We compete with numerous other residential construction firms, including large national and regional firms, for customers, undeveloped land, financing, raw materials and skilled labor. We compete for customers primarily on the basis of the location, design, quality and price of our homes and the availability of mortgage financing. Some of our competitors have substantially larger operations and greater financial resources than we do, and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities. As a result of an ongoing consolidation trend in the industry, some of these competitors may continue to grow significantly in size. We also compete with the resale of existing homes and rental homes. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably. Our mortgage lending operations are subject to intense competition from other mortgage lenders, many of which are substantially larger and may have a lower cost of funds or effective overhead burden than our lending operations.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry has from time to time experienced serious material and labor shortages, including shortages in insulation, drywall, cement and lumber. These labor and material shortages can be more severe during periods of strong demand for housing. Some of these materials, including lumber, cement and drywall in particular, have experienced volatile price swings. Similar shortages and price increases in the future could cause delays in and increase our costs of home construction which in turn would harm our operating results.

We are subject to extensive government regulation which can increase costs and reduce profitability.

Our homebuilding operations are subject to environmental, building, worker health and safety, zoning and real estate regulations by various federal, state and local authorities. These regulations, which affect all aspects of the homebuilding process, including development, design, construction and sales, can substantially delay or increase the costs of homebuilding activities. In addition, regulations, such as those governing environmental and health matters, may prohibit or severely restrict homebuilding activity in environmentally sensitive regions.

New housing developments, particularly in California where a significant portion of our business is conducted, may be subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales.

During the development process, we must obtain the approval of numerous governmental authorities which regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the installation of utility services, such as water and waste disposal; and

•	the dedication of acreage for open space, parks, schools and other community services.

The approval process can be lengthy and cause significant delays in the development process. In addition, changes in local circumstances or laws may require additional approvals or modifications to approvals previously obtained, which can result in further delays and additional expenses. Delays in the development process can cause substantial increases to development costs, which in turn could harm our operating results. There can be no assurance that we will be successful in securing approvals for all of the land we currently control.

Our mortgage financing operations are subject to numerous federal, state and local laws and regulations, including eligibility requirements for participation in federal loan programs. Our title insurance agency subsidiary is subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Adverse weather conditions and natural disasters may disrupt and delay construction, which could harm our sales and earnings.

We are subject to the risks associated with adverse weather conditions and natural disasters which occur in our markets, including:

•	unusually heavy or prolonged precipitation;

•	earthquakes;

•	fires;

•	floods; and

•	landslides.

These conditions can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and unsold homes. In addition, California has periodically experienced drought conditions which result in water conservation measures and sometimes rationing by municipalities in which we do business. Restrictions by governmental agencies on construction activity as a result of limited water supplies could harm our operating results.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and availability of product liability insurance for construction defects is currently limited and costly. There can be no assurance that coverage will not be further restricted and become more costly.

Recent events relating to our independent public accountant.

Our independent public accountant, Arthur Andersen LLP, was indicted on March 14, 2002 on charges of obstruction of justice in connection with the U.S. government’s investigation of Enron Corp. The Securities and Exchange Commission has stated that it will continue to accept financial statements audited by Andersen, and interim financial statements reviewed by it, so long as Andersen is able to make certain representations to us. While Andersen has made the required representations to us in connection with our audited financial statements for 2001, there can be no assurance that it will be able to do so in the future, that the Securities and Exchange Commission will continue to accept financial statements audited or reviewed by Andersen or that Andersen will be able to perform the required services for us.

We may not be able to successfully complete pending or future acquisitions.

In addition to the pending Westbrooke and Colony Homes acquisitions, we expect to continue to pursue acquisitions under appropriate circumstances. There can be no assurance that we will complete these pending acquisitions or any future acquisitions or that any acquisition we complete will enhance our operating results. Any acquisition could subject us to a number of risks, including:

•	diversion of our management's attention;

•	increased demands on our resources, including financial resources;

•	potential dilution of existing stockholders;

•	difficulties or inability to integrate the acquired company, its operations and technology into our organization effectively;

•	difficulties or inability to retain key personnel and business relationships with suppliers of the acquired company;

•	risks of entering markets in which we have no prior experience and where competitors in such markets have stronger market positions; and

•	exposure to legal claims for activities of the acquired business prior to acquisition.

Customer satisfaction or performance problems with an acquired business also could affect our reputation as a whole. In addition, any acquired business could significantly underperform relative to our expectations.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional personnel could adversely effect us.

Our success is dependent upon the management and the leadership skills of members of our senior management. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect us. There can be no assurance that we will be able to retain our existing senior management personnel or attract additional qualified personnel.

We may be unable to purchase the notes upon a change of control as required by the indenture.

If a change of control occurs as described in the section “Description of Notes” of this prospectus supplement under the heading “Change of Control,” we will have to offer to purchase the notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. We cannot assure you that we will have sufficient funds to purchase the notes upon a change of control. Our inability to purchase the notes upon a change of control would constitute an event of default under the indenture which governs the notes. A change of control may also require us to offer to purchase our other outstanding indebtedness and cause a default under our credit facility. If a purchase were required under the indentures for our debt, we can give no assurance that we would have sufficient funds to pay the purchase price for all debt that we are required to repurchase or repay. In addition, because the notes are subordinated, upon a change of control, we would be required to repurchase our senior indebtedness prior to repurchasing the notes. The change of control feature of the notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our stockholders.

We cannot assure you that an active trading market for the notes will exist if you desire to sell the notes.

We do not intend to apply for listing of these notes on a securities exchange or the Nasdaq. The underwriters have informed us that one or more of the underwriters currently intend to make a market in the notes. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. The liquidity of the trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that you will be able to sell the notes or that, if you can sell your notes, you will be able to sell them at an acceptable price.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges(1)	4.7x	4.9x	4.1x	3.7x	3.9x

(1)
For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense. Earnings consist of earnings (including income distributions from unconsolidated joint ventures) before (a) income taxes, (b) interest expensed, (c) amortization of capitalized interest included in costs of sales, (d) income from unconsolidated joint ventures, (e) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, (f) discontinued operations and an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998 and (g) nonrecurring noncash impairment charge of $5.4 million in 2001 related to the write-down of one homebuilding project in the San Francisco Bay Area to its estimated fair value and a noncash charge of $650,000 in 1999 related to the write-down of leasehold improvements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the notes will be approximately $146.7 million (net of expenses). We intend to use the net proceeds to repay outstanding indebtedness under our unsecured revolving credit facility which may include amounts drawn down to fund the acquisition of Westbrooke. Our revolving credit facility currently bears interest at either the bank reference rate or a LIBOR based rate plus 140 basis points (the weighted average interest rate at March 31, 2002 was approximately 4.04%) and matures on July 31, 2004. At March 31, 2002, amounts outstanding under our revolving credit facility totaled $121.4 million. We may reborrow amounts repaid under the revolving credit facility for general corporate purposes, including homebuilding operations, acquisitions (including the proposed acquisition of Colony Homes) and working capital.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2001:

•	on an actual basis; and

•	on an adjusted basis to reflect the issuance of the notes and the application of the estimated net proceeds of this offering.

	As of December 31, 2001
	Actual	As Adjusted
	($ in thousands)
Debt(1):
Revolving credit facility(2)	$51,400	$—
Trust deed notes payable(3)	20,621	20,621
8 1/2% Senior Notes due 2007, net	99,551	99,551
8% Senior Notes due 2008, net	99,527	99,527
8 1/2% Senior Notes due 2009, net	149,175	149,175
9 1/2% Senior Notes due 2010	125,000	125,000
9 1/4% Senior Subordinated Notes due 2012, net	—	148,800

Total debt	545,274	642,674

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 100,000,000 shares authorized; 29,372,832 shares issued and outstanding(4)	294	294
Additional paid-in capital(4)	277,604	277,604
Retained earnings	295,194	295,194

Total stockholders’ equity	573,092	573,092

Total capitalization	$1,118,366	$1,215,766

(1)	Excludes approximately $84.2 million of debt outstanding at December 31, 2001 under our mortgage banking credit facility.
(2)
At March 31, 2002, amounts outstanding under the revolving credit facility totaled $121.4 million. The increase from December 31, 2001 was primarily the result of land acquisitions, increases in working capital and the repayment of approximately $20.2 million in trust deed notes payable. This amount does not include additional borrowings of approximately $95 million to be funded under our revolving credit facility for the acquisition of Westbrooke.

(3)	Approximately $20.2 million of these trust deed notes payable were repaid in February 2002.
(4)	Excludes 3,037,707 shares of common stock reserved at December 31, 2001 for issuance upon exercise of outstanding options under our stock incentive plans.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading “Description of Debt Securities” in the accompanying prospectus, to which description reference is hereby made. The notes offered hereby are to be issued under an Indenture, dated as of April 10, 2002, as amended by a First Supplemental Indenture, dated as of April 10, 2002 (the “Indenture”), between the Company and Bank One Trust Company, N.A., as trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture related to the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You are referred to the Indenture and the Trust Indenture Act for a statement thereof.

As used in this “Description of Notes,” the term “Company” refers to Standard Pacific Corp. and not any of its subsidiaries. Certain terms used in the following description are defined under “Certain Definitions” below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

General

The notes will:

•	mature on April 15, 2012;

•	be general unsecured subordinated obligations of the Company;

•	be subordinated and junior in right of payment to the prior payment in full in cash of all amounts payable under all existing and future Senior Indebtedness;

•	rank equally in right of payment with all other existing and future general unsecured obligations of the Company (except for future obligations that may be subordinated to the notes); and

•
initially be limited to $150,000,000 aggregate principal amount. The Company may “reopen” any series of debt securities (including the notes) issued under the Indenture and issue additional securities of that series without the consent of the holders of that series.

Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively junior to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary. In such case, the claims of the Company would still be junior to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Each note will bear interest at the rate per annum shown on the cover page of this prospectus supplement from April 15, 2002. Interest on the notes will be payable on each April 15 and October 15 (each an “Interest Payment Date”), commencing October 15, 2002, to holders of record at the close of business on the April 1 and October 1 immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

The notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, on at least 15 days but not more than 60 days prior written notice mailed to the registered holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, as defined below, of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the notes to be redeemed, exclusive of interest accrued to the redemption date, which we refer to as the “Remaining Life,” discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate, as defined below, plus 50 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means each of Credit Suisse First Boston Corporation, Banc of America Securities LLC, Salomon Smith Barney Inc. and Banc One Capital Markets, Inc. and their successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, a “primary treasury dealer,” the Company will substitute therefor another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Company may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Subordination

Payment of the principal of, premium, if any, and interest on the notes by the Company is subordinated and junior in right of payment to the prior payment in full in cash of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

No direct or indirect payment by or on behalf of the Company of principal of, premium, if any, or interest on the notes or to repurchase any of the notes (other than from those funds held in trust for the benefit of holders of any notes pursuant to the procedures described under “Description of Debt Securities—Defeasance” in the accompanying prospectus), whether pursuant to the terms of the notes, upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Senior Indebtedness that has not been cured or waived.

In addition, during the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the Trustee of written notice (a “Payment Blockage Notice”) from the Company or any holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness has been discharged or repaid in full in cash or the benefits of these provisions have been waived by the holders of such Designated Senior Indebtedness, no direct or indirect payment shall be made by or on behalf of the Company of principal of, premium, if any, or interest on the notes or to repurchase any of the notes, except from those funds held in trust for the benefit of holders of any notes pursuant to the procedures described under “Description of Debt Securities—Defeasance” in the accompanying prospectus, to such holders, during a period (a “Payment Blockage Period”) commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter.

Notwithstanding anything in the Indenture or the notes to the contrary:

•
in no event shall a Payment Blockage Period extend beyond 179 days from the date the Payment Blockage Notice in respect thereof was given (provided that payment may thereafter be restricted if a payment event of default has occurred);

•	there shall be a period of at least 181 consecutive days in each 360-day period when no Payment Blockage Period is in effect; and

•	not more than one Payment Blockage Period may be commenced with respect to the notes during any period of 360 consecutive days.

No event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all Senior Indebtedness shall first be paid in full in cash before the holders of the notes or the Trustee on behalf of such holders shall be entitled to receive any payment by the Company of the principal of or interest on the notes, or any payment by the Company to acquire any of the notes for cash, property or securities, or any distribution with respect to the notes of any cash, property or securities (excluding any payment or distribution from funds held in trust for the benefit of holders of any notes pursuant to the procedures described under “Description of Debt Securities—Defeasance” in the accompanying prospectus). Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest on the notes upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (including any payment by holders of Indebtedness subordinated to the notes pursuant to subordination provisions governing such Indebtedness, but excluding any payment or distribution from funds held in trust for the benefit of holders of any notes pursuant to the procedures described under the heading “Defeasance of Indenture” in this section), to which the holders of the notes or the Trustee on their behalf would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash after giving effect to any prior or concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

The subordination provisions of the Indenture expressly provide that they do not limit the right of the Trustee or the holders of notes to accelerate the maturity of the notes or to pursue any rights or remedies under the Indenture; provided, however, that all Senior Indebtedness then due and payable shall first be paid in full in cash (and no Payment Blockage Period shall be in effect) before the holders of the notes or the Trustee are entitled to receive any direct or indirect payment from the Company of principal of or interest on the notes.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of the notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. The Indenture permits the Company to incur additional Senior Indebtedness or other Indebtedness, subject to certain limitations and conditions. See the heading “Certain Covenants—Limitation on Additional Indebtedness” in this section and the heading “Your right to receive payments under the notes is effectively junior to the existing and future indebtedness of our subsidiaries and our exisiting and future senior indebtedness” under the section “Risk Factors.”

Change of Control

Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company repurchase all or a portion of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

Within 30 days following any Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating:

•
that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts and relevant financial information regarding such Change of Control;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes repurchased.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, or the Exchange Act, and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Upon the occurrence of a change of control (which term is defined broadly under the Bank Credit Facility), the agent under the Bank Credit Facility may declare an event of default under the Bank Credit Facility and any amounts owed thereunder would be due and payable. The occurrence of a Change of Control will also constitute a change of control under the indentures governing the Outstanding Notes, providing each holder of Outstanding Notes the right to require the Company to repurchase such notes. Because the notes are subordinated obligations to the Outstanding Notes, if the indentures require the Company to repurchase Outstanding Notes (and any other notes or debentures constituting Senior Indebtedness issued after the Original Issue Date) and the notes, the Company would be required to repurchase the Outstanding Notes (and such other notes or debentures) before repurchasing the notes. Future Indebtedness of the Company may also contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company’s failure to purchase the notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Certain Covenants

Limitation on Additional Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either:

•
the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, (A) purchase money mortgages that are Non-Recourse Indebtedness, and (B) surety, performance or completion guarantees or bonds or similar undertakings obtained or issued in the ordinary course of business), to Consolidated Tangible Net Worth of the Company is less than 2.5 to 1; or

•	the Consolidated Coverage Ratio exceeds 2.0 to 1.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur:

(1)	Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $450 million outstanding in the aggregate at any one time;

(2)	purchase money mortgages that are Non-Recourse Indebtedness;

(3)	obligations Incurred under letters of credit, escrow agreements and surety, performance or completion guarantees or bonds or similar undertakings obtained or issued in the ordinary course of business;

(4)
Indebtedness Incurred under a Warehouse Facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause may not exceed 98% of the value of the Mortgages pledged to secure Indebtedness thereunder;

(5)	Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as:

(A)
the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith);

(B)	the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid;

(C)	such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid;

(D)	the new Indebtedness ranks equally with or is junior to the Indebtedness being refinanced or repaid; and

(E)	the existing and new Indebtedness are obligations of the same entity; and

(6)
if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Indebtedness of the Company owed to a Guarantor and Indebtedness of any Guarantor owed to the Company or any other Guarantor; provided that upon any Guarantor ceasing to be a Guarantor or such Indebtedness being owed to any Person other than the Company or a Guarantor, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have Incurred Indebtedness not permitted by this clause (6).

The Company and its Subsidiaries will retain the ability to incur significant additional borrowings irrespective of the limitations set forth above.

Limitations on Liens

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a “lien” or “liens”) upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking equally with the notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to:

(1)	liens existing on December 31, 2001;

(2)
pledges, guarantees and deposits under workers’ compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements;

(3)
liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary;

(4)	liens on or leases of model home units;

(5)	Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $10 million outstanding in the aggregate at any one time;

(6)	the replacement of any of the items set forth in clauses (1) through (5) above, provided that:

(A)	the principal amount of the Indebtedness secured by liens shall not be increased;

(B)	such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced;

(C)	the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced; and

(D)	the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property;

(7)
liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business;

(8)	liens or priorities incurred in the ordinary course of business, such as laborers’, employees’, carriers’, mechanics’, vendors’, and landlords’ liens or priorities;

(9)	liens for certain taxes and certain survey and title exceptions;

(10)
liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review;

(11)	liens on property owned by any Homebuilding Joint Venture;

(12)
liens securing a Warehouse Facility, provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries;

(13)
Liens securing Senior Indebtedness and, if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Liens securing Indebtedness of such Restricted Subsidiary senior to such guarantee;

(14)
Liens securing the notes and, if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Liens securing any such guarantee; and

(15)
liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (1) through (14) above, does not exceed $50 million.

Limitation on Restricted Payments

The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly:

(1)
declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company’s own Capital Stock (other than Disqualified Stock), or rights thereto;

(2)
make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the notes (other than Indebtedness Incurred after the issuance of the notes provided that such repayment, redemption, repurchase, defeasance or other retirement is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the notes and matures, by sinking fund or otherwise, after April 15, 2012); or

(3)	make any Restricted Investment;

(such payments or any other actions described in (1), (2) and (3), being referred to herein collectively as, “Restricted Payments”) unless:

(A)
at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing;

(B)	the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness”; and

(C)
at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guaranties or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to June 30, 1997 shall not exceed the sum of:

(I)
50% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 1997; plus

(II)
the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Original Issue Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Original Issue Date upon the conversion of Indebtedness of the Company initially issued for cash; plus

(III)
100% of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other Person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than a 100% ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or Person subsequent to the Original Issue Date and included in the calculation or Restricted Payments; plus

(IV)	$40 million.

The foregoing shall not prevent:

•
the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments;

•
the retirement of any shares of the Company’s Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph; or

•
the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company’s Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph.

Limitation on Layering Indebtedness

The Company will not Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) contractually subordinated to any other Indebtedness of the Company, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) contractually (1) designated as ranking pari passu with the notes or (2) expressly made subordinate to the notes to the same extent and in the same manner as such Indebtedness is contractually subordinated to such other Indebtedness of the Company.

Limitation on Asset Sales

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10% of the Company’s total consolidated assets as of that date unless:

(1)
the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70% cash; provided, however, that the amount of any liabilities assumed by the transferee and any notes or other Obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and

(2)
the Company shall within 390 days after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10% of the Company’s total consolidated assets to:

(A)	a purchase of or an Investment in Additional Assets (other than cash or cash equivalents);

(B)
repayments, redemptions or repurchases of Senior Indebtedness of the Company (or, if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Indebtedness of such Restricted Subsidiary senior to such guarantee) or of indebtedness of the Company which ranks equally with the notes (or, if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Indebtedness of such Restricted Subsidiary which ranks equally with such guarantee); and/or

(C)
make an offer to acquire all or part of the notes (or indebtedness of the Company which ranks equally with the notes) at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

Any such offer to acquire notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

If the Company is required to make an offer to acquire notes pursuant to this provision, such offer may be subject to restrictions arising out of the terms of outstanding Senior Indebtedness of the Company or other limitations comparable to the restrictions and limitations that may apply to an offer to purchase notes following a Change of Control. See “Change of Control” and “Risk Factors—We may be unable to purchase the note upon a change of control as required by the indenture.”

Transactions with Affiliates

The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1)
are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year:

(A)	are set forth in writing; and

(B)	have been approved by a majority of the disinterested members of the Board of Directors.

The provisions of the foregoing paragraph shall not prohibit:

•	any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments” above;

•
any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof;

•
the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof;

•	loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries;

•
fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or

•	any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

Limitation on Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary:

(1)	to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company;

(2)	to make any loans or advances to the Company; or

(3)	transfer any of its property or assets to the Company;

except for:

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

(B)
any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)
any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(D)
any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract;

(E)
in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(F)
any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(G)	any restriction imposed by applicable law.

Future Subsidiary Guarantees

The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee, assume or in any manner become liable with respect to the any Senior Notes (other than guarantees in existence on the date of the Indenture) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of the notes on the same terms as the guarantee of such Senior Notes except that the guarantee under the supplemental indenture shall be subordinated to the guarantee of such Senior Notes to the same extent as the notes are subordinated to such Senior Notes under the Indenture.

Restricted and Unrestricted Subsidiaries

The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to

•	incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness” above; and

•	make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under “—Limitation on Restricted Payments” above.

The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under “—Limitation on Additional Indebtedness” above.

The Company will not permit Standard Pacific of Texas, L.P., Standard Pacific of Arizona, Inc., HSP Arizona Inc. or The Writer Corporation to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments.

Mergers and Sales of Assets by the Company

The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless:

•
such Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the notes;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

•
the Consolidated Net Worth of the obligor of the notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

•
the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Additional Indebtedness” above.

Events of Default

The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to the notes, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the principal amount of the notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the notes may rescind such a declaration.

Under the Indenture, an Event of Default is defined as, with respect to the notes, any of the following:

•	failure by the Company to pay the principal of any note when due (whether or not such payment is prohibited by the subordination provisions of the Indenture);

•	failure by the Company to pay any interest on any note when due, continuing for 30 days;

•
failure by the Company to comply with its other agreements in the notes or the Indenture for the benefit of the holders of the notes upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the notes and (except in the case of a default with respect to the covenants described in “—Mergers and Sales of Assets by the Company”) the Company’s failure to cure such Default within 60 days after receipt by the Company of such notice;

•	certain events of bankruptcy or insolvency;

•
default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $25 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $25 million or more becoming or being declared due and payable before it would otherwise become due and payable; and

•
entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of  60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

The Trustee shall give notice to holders of the notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, to any Default other than a default in payment of principal of or interest on the notes, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes, provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. The Trustee may refuse to exercise any right or power under the Indenture at the direction of such holders if the Trustee has not been provided with indemnity satisfactory to it. No holder of notes will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

•	such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the notes;

•	the holders of at least a majority in aggregate principal amount of the outstanding notes shall have made a written request to the Trustee to pursue such remedy;

•	such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

•	the Trustee shall have failed to comply with the request within 60 days after receipt of such request and offer of indemnity; and

•	the holders of a majority in aggregate principal amount of the notes have not given the Trustee a direction inconsistent with such request.

Notwithstanding the foregoing, the right of any holder of any note to receive payment of the principal of and interest in respect of such note on the stated maturity expressed in such note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the notes may waive an existing Default or Event of Default with respect to the notes and its consequences, other than:

•	any Default or Event of Default in any payment of the principal of or interest on any note; or

•
any Default or Event of Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each note as described in “Modification and Waiver” below.

Acceleration

Except with respect to an Event of Default due to certain bankruptcy or insolvency events, if an Event of Default has occurrred and is continuing, the Trustee by notice to the Company, or the holders of at least 25% of the outstanding notes by notice to the Company and the Trustee, may declare all notes to be due and payable immediately. If there is an Event of Default due to certain bankruptcy or insolvency events, then the notes, without any declaration, notice or other act on the part of the Trustee and the Compay or any holder, shall automatically be due and payable immediately. Holders of a majority in principal amount of outstanding notes may rescind an acceleration and its consequences (other than an acceleration due to nonpayment of principal of, or interest on, the notes), provided that the rescission does not conflict with any judgment or decree and all existing Events of Default (other than non-payment of accelerated principal and premium, if any, with respect to the notes) have been cured or waived.

Modification and Waiver

The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the notes:

•	to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the notes or to surrender any right or power conferred in the Indenture upon the Company;

•	to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the notes;

•
to provide for guarantees pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” to provide for release of a guarantor in compliance with the Indenture as so modified and to evidence the succession of another corporation to such guarantor and the assumption by it of the obligations of such guarantor under the Indenture and such guarantee;

•	to establish the form or terms of the notes as permitted by Section 9.01(4) of the Indenture;

•
to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to provide that specific provisions of the Indenture shall not apply to a series of securities not previously issued;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to cure any ambiguity, omission, defect or inconsistency;

•	to secure the notes; or

•	to make any other change that does not adversely affect the rights of any holder.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to the notes or modify in any manner the rights of the holders of the notes, provided that no such supplemental indenture will, without the consent of the holder of each such note affected thereby:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any note;

•
reduce the principal of or change the fixed maturity of any note or alter the provisions (including related definitions) with respect to redemptions described under “Optional Redemption” or with respect to mandatory offers to repurchase notes described under “Limitations on Asset Sales” or “Change of Control”;

•	make any note payable in money or at a place other than that stated in the note;

•	make any change in the “Waiver of Existing Defaults,” “Rights of Holders to Receive Payment” or the “With Consent of Holders” sections set forth in the Indenture;

•	adversely modify the ranking or priority of the notes; or

•	waive a continuing Default or Event of Default in the payment of principal of or interest on the notes.

Holders of not less than a majority in principal amount of the outstanding notes may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the notes.

The Trustee

The Trustee is Bank One Trust Company, N.A. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

Reports to Holders of the Notes

So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means

•	any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or

•
the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.

For purposes of this definition, “Related Business” means any business related, ancillary or complementary (as defined in good faith by the Board of Directors) to the business of the Company and the Restricted Subsidiaries on the Original Issue Date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)
any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders);

(2)	all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or

(3)
any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $1,000,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (1), (2) and (3) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

•
the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by

•	the sum of all such principal payments.

“Bank Credit Facility” means the Revolving Credit Facility, any other bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary and any other agreement (including all related ancillary agreements) pursuant to which any of the Indebtedness, Obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Revolving Credit Facility or any other bank credit agreement or credit facility (or under any subsequent Bank Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as any such Revolving Credit Facility, bank credit agreement, credit facility or other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

“Capitalized Lease Obligations” means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following events:

•
any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

•
during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

•
the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

“Consolidated Coverage Ratio” with respect to the Company as of any date of determination means the ratio of the Company’s EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. Notwithstanding clause (2) of the definition of Consolidated Net Income, if the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period

•	of the Person becoming a Restricted Subsidiary or

•	in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

“Consolidated Interest Expense” of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of

•	cash dividends paid on any Preferred Stock of the Company, times

•	a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

“Consolidated Interest Incurred” of the Company means, for any period,

(1)
the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus or minus, without duplication;

(2)	the difference between capitalized interest for such period and the interest component of cost of goods sold for such period; plus

(3)	the product of:

(A)	cash dividends paid on any Preferred Stock of the Company times

(B)	a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

“Consolidated Net Income” for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date, provided that:

(1)
the Net Income of any Person in which the Company or any Restricted Subsidiary has a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of:

(A)	the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary; or

(B)
the Company’s direct or indirect proportionate interest in the Net Income of such Person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to this clause (B);

(2)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(3)
the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and

(4)
the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other Person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on December 31, 2001 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to Subsidiary or Homebuilding Joint Venture.

“Consolidated Net Worth” of the Company means consolidated stockholders’ equity less any increase in stockholders’ equity of each of the Unrestricted Subsidiaries subsequent to December 31, 2001 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date.

“Consolidated Tangible Net Worth” with respect to the Company means the consolidated stockholders’ equity of the Company, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the notes, less:

(1)
that portion of any increase of each of the Unrestricted Subsidiaries’ stockholders’ equity subsequent to December 31, 2001 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; and

(2)	the Intangible Assets of the Company and the Restricted Subsidiaries. “Intangible Assets” means the amount (to the extent reflected in determining consolidated stockholders’ equity) of:

(A)
all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary; and

(B)	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” means (i) any Indebtedness under any Bank Credit Facility and (ii) any Senior Indebtedness under any institutional credit agreement or any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding of at least $25.0 million if the instrument governing such Senior Indebtedness expressly states that such Indebtedness is “Designated Senior Indebtedness” for purposes of the Indenture and a resolution by the Company's Board of Directors setting forth such designation by the Company has been filed with the Trustee (provided that such instrument may place limitations and conditions on the right of holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

•	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

•	is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or

•	is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to April 12, 2013.

Notwithstanding the foregoing, “Disqualified Stock” shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under “—Change of Control” above.

“EBITDA” of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

•	income tax expense;

•	depreciation expense;

•	amortization expense; and

•
all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principals as in effect on the date of issuance of the notes to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

“Guarantor” means any Restricted Subsidiary guaranteeing payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees.”

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Homebuilding Joint Venture” means:

•	any Unrestricted Subsidiary; and

•
any Person in which the Company or any of its Subsidiaries has an ownership interest but less than a 100% ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means on any date of determination (without duplication),

(1)	the principal of and premium (if any) in respect of:

(A)	indebtedness of such Person for money borrowed, and

(B)	indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capitalized Lease Obligations of such Person;

(3)
all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person);

(4)
all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)
the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)
all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(7)
all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligation, of any contingent obligations as described above at such date. However, in the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) at such date under such agreements will be included in Indebtedness. In addition, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, any liquidation, dissolution or winding up of such Person, or any bankruptcy, reorganization, insolvency, receivership or similar proceeding with respect to such Person, whether voluntary or involuntary.

“Mortgage” means a first priority mortgage or first priority deed of trust on improved real property.

“Net Income” of any Person means the net income (loss) of such Person, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or its subsidiaries owned by such Person.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Original Issue Date” means the date of the original issue of the notes pursuant to the Indenture.

“Outstanding Notes” means the Company’s 9 1/2 % Senior Notes due 2010 in the original aggregate principal amount of $125,000,000, the Company’s 8 1/2% Senior Notes due 2009 in the original aggregate principal amount of $150,000,000, the Company’s 8% Senior Notes due 2008 in the original aggregate principal amount of $100,000,000 and the Company’s 8 1/2% Senior Notes due 2007 in the original aggregate principal amount of $100,000,000.

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Post-Petition Interest” means, with respect to any Senior Indebtedness of any Person, all interest accrued or accruing on such Indebtedness after the commencement of any Insolvency or Liquidation Proceeding against such Person in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing such Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Refinance” means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinancing” shall have a correlative meaning.

“Restricted Investment” means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any Person in which the Company, directly or indirectly, has an ownership interest but less than 100% ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangements the amounts then guaranteed) exceed, subsequent to December 31, 1996, $25 million for any one Homebuilding Joint Venture or $125 million in the aggregate for all Homebuilding Joint

Ventures. In the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) under such agreements will be counted as a Restricted Investment. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

“Restricted Subsidiary” means any Wholly-Owned Subsidiary that has not been designated an Unrestricted Subsidiary.

“Revolving Credit Facility” means that certain Ninth Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of September 30, 2000 among the Company, Bank of America, N.A., Bank One, NA, Guaranty Federal Bank, F.S.B., Bank United, Fleet National Bank, PNC Bank, National Association, Comerica Bank, Sanwa Bank California, Union Bank of California, SunTrust Bank and AmSouth Bank and the other Loan Documents (as defined in the Credit Agreement) or other analogous documents entered into in connection with any refinancing, restructuring, renewal, extension, refunding, replacement or increase thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiary as additional direct obligors thereunder.

“Senior Indebtedness” means, at any date, all Indebtedness of the Company, including principal, premium, if any, and interest (including Post-Petition Interest), fees and other amounts payable in connection with such Indebtedness, unless the instrument under which such Indebtedness of the Company is incurred expressly provides that such Indebtedness is not senior or superior in right of payment to the notes, and all renewals, extensions, modifications, amendments, restructurings or refinancings thereof. Without limiting the generality of the foregoing, “Senior Indebtedness” shall also include the principal of, premium, if any, interest (including any Post-Petition Interest) on, and all other amounts owing in respect of (1) all monetary obligations of every nature of the Company under, or with respect to, any Bank Credit Facility permitted to be Incurred under the covenant described under “Certain Covenants—Limitation on Additional Indebtedness,” including without limitation obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof) and (2) all Interest Rate Agreements (and guarantees thereof) permitted to be Incurred under the covenant described under “Certain Covenants—Limitation on Additional Indebtedness”; in each case whether outstanding on the Original Issue Date or thereafter incurred. Notwithstanding the foregoing, Senior Indebtedness shall not include (a) to the extent that it may constitute Indebtedness, any obligation for federal, state, local or other taxes; (b) any Indebtedness between the Company and any Subsidiary of the Company; (c) to the extent that it may constitute Indebtedness, any obligation in respect of any trade payable incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business; (d) that portion of any Indebtedness that is incurred in violation of the covenants described under “Certain Covenants—Limitation on Additional Indebtedness” or “Certain Covenants—Limitation on Layering Indebtedness”; (e) Indebtedness evidenced by the notes; and (f) to the extent that it may constitute Indebtedness, any obligation owing under leases (other than Capitalized Lease Obligations).

“Senior Notes” means the Outstanding Notes and any comparable senior notes or debentures of the Company.

“Subsidiary” means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company or its Subsidiaries, or any Person in which the Company or its Subsidiaries has at least a majority ownership interest.

“Unrestricted Subsidiary” means

•	any Subsidiary in which the Company, directly or indirectly, has less than a 100% ownership interest,

•
any Wholly-Owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and

•	any Wholly-Owned Subsidiary a majority of the Voting Stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

At the date of issuance of the notes, the Company will have designated Family Lending Services, Standard Pacific Financing Inc. and Standard Pacific Financing L.P. as Unrestricted Subsidiaries.

“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Warehouse Facility” means any bank credit agreement, repurchase agreement or other credit facility entered into to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

“Wholly-Owned Subsidiary” means a Subsidiary, all of the Capital Stock (whether or not voting, but exclusive of directors’ qualifying shares) of which is owned by the Company or a Wholly-Owned Subsidiary.

Book-Entry, Delivery and Form

The notes initially will be represented by one or more notes in registered global form (the “Global Notes”). The Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”). DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

DTC has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act that was created to hold securities for its participating organizations (collectively, the “Participants” or “DTC’s Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, securities brokers, dealers and trust companies (collectively, the “Indirect Participants” or “DTC’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC’s Participants or DTC’s Indirect Participants.

The Company expects that pursuant to procedures established by DTC:

•	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

•
ownership of beneficial interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC’s Participants), DTC’s Participants and DTC’s Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Notes will be limited to such extent.

Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or through Indirect Participants.

So long as the Global Note Holder is the registered owner of the Global Notes, the Global Note Holder will be considered the sole holder of outstanding notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such beneficial ownership interests.

Payments in respect of the principal of, premium, if any, and interest on any Global Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names any notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company or the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the Global Notes (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC’s Participants and DTC’s Indirect Participants to the owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC’s Participants or DTC’s Indirect Participants.

A Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC. A Global Note is exchangeable for notes in definitive form only if:

•	the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days; or

•	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of notes in definitive form under the Indenture.

In either instance, upon surrender by the relevant Global Note Holder of its Global Note, notes in definitive form will be issued to each person that such Global Note Holder and DTC identifies as being the beneficial owner of the related notes.

Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the owners of beneficial interests in the Global Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

The Indenture will require that payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) be made in same-day funds.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 10, 2002, we have agreed to sell to Credit Suisse First Boston Corporation, Banc of America Securities LLC, Salomon Smith Barney Inc. and Banc One Capital Markets, Inc. the following respective principal amounts of the notes:

Underwriter	Principal Amount
Credit Suisse First Boston Corporation	$56,250,000
Banc of America Securities LLC	41,250,000
Salomon Smith Barney Inc.	41,250,000
Banc One Capital Markets, Inc.	11,250,000

Total	$150,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if any underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

We estimate that our out of pocket expenses for this offering will be approximately $300,000.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obliged to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We intend to use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by us to Bank of America, N.A. and Bank One, NA, affiliates of two of the underwriters, under our revolving credit facility. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule provides generally that if more than 10% of the net proceeds from the sale of the notes, not including underwriting compensation, is paid to the underwriters of such notes or their affiliates, the yield on the securities may not be lower than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the notes, when sold to the public at the public offering price set forth on the cover page of this prospectus supplement, is no lower than that recommended by Credit Suisse First Boston Corporation.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•
Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement and accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in the value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

Any of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion about the validity of the notes. Robert K. Montgomery, who is a partner of Gibson, Dunn & Crutcher LLP, and members of his family, as of the date of this prospectus supplement, hold 25,000 shares of Standard Pacific common stock. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP, Los Angeles, California.

HOW TO OBTAIN MORE INFORMATION

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the Securities and Exchange Commission will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Proxy Statement filed pursuant to Section 14(a) of the Exchange Act on March 29, 2002;

•	the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959) and any amendments or reports filed for the purpose of updating such description; and

•
the description of our preferred stock purchase rights contained in our registration statement on Form 8-A 12B (File No. 1-10959) and any amendments or reports filed for the purpose of updating such description.

We will provide copies of these documents, other than exhibits, free of charge, to any person who received this prospectus supplement. To request a copy, you should contact Clay A. Halvorsen, Secretary, Standard Pacific Corp., 15326 Alton Parkway, Irvine, California 92618, telephone number (949) 789-1600.

Prospectus

[Intentionally Omitted]